Exhibit 99.1

Oncolytics Biotech® Inc. Announces Director Election Results from its Annual Meeting of Shareholders

CALGARY, June 9, 2015 /CNW/ - Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) announced today that all nominees listed in the management information circular dated May 6, 2015 were elected as directors at its 2015 Annual Meeting of Shareholders, held on Monday June 8th, 2015. On a vote by ballot, the following 10 nominees proposed by management were elected as Directors of Oncolytics to serve until the Company`s next Annual Meeting of Shareholders or until their successors are elected or appointed, with shares represented at the meeting voting in favour of individual nominees as follows:

Director	For	%	Withheld	%
Matthew Coffey	13,334,040	89.58	1,551,809	10.42
Jim Dinning	12,169,071	81.75	2,716,778	18.25
Linda Hohol	10,424,480	70.03	4,461,369	29.97
Angela Holtham	13,360,196	89.75	1,525,653	10.25
J. Mark Lievonen	12,502,399	83.99	2,383,450	16.01
Wayne Pisano	13,346,179	89.66	1,539,670	10.34
William G. Rice	13,313,412	89.44	1,572,437	10.56
Robert Schultz	9,836,910	66.08	5,048,939	33.92
Bernd R. Seizinger	13,308,037	89.40	1,577,812	10.60
Bradley Thompson	12,982,192	87.21	1,903,657	12.79

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2015 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 09-JUN-15